                                                                  Toron, Inc.

                                                                  1207 Royal York Road

                                                                  Toronto, ON,

                                                                  Canada M9A 4B5

October 26, 2010

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street

Washington D.C. 20549

Re: Toron, Inc.

Attention Scott M. Anderegg

We are writing in response to your comments of October 25, 2010

Products and Services, page 21

1.

We note your responses to comment nine in our letter dated August 27, 2010. Please add a discussion regarding the effect on your business and your intentions in the event that you lose any of your contracts/agreement with Danby, SRSplus (Network Solutions) and Wild West.

We have provided a discussion in the MD&A section under the Heading “Contingency Plans” .  As well, we have added a risk factor regarding the effect on our business and our intentions in the event that we should lose any of our contracts/agreement with Danby, SRSplus (Network Solutions) and Wild West and have provided the following disclosure.

            “ If we were to lose our agreements/contracts with our service providers, this would have a negative impact on our business and cause set backs in our business development or cause our business to fail

             Our future success depends on our ability to provide domain names for sale and resale. We rely on service providers to supply us with domain names and domain name registration services in order continue with our business development. In the event we should lose our agreements and or contacts with these service providers, this would have a negative impact on our business and cause set backs in our business development or cause our business to fail.” Page 8

           Contingency Plans,  Page 32

           “Our future success depends on our ability drive traffic to our website and to provide domain names for sale and resale. We rely on service providers

            (DanbyTechnologies, SRSplus (Network Solutions) and Wild West Domains) to

            supply us with domain names and domain name registration services in order continue with our business development. In the event we should lose our agreements and or contacts with these service providers, this would have a negative impact on our business and cause set backs in our business development,

            causing us to look to achieving reseller status with other ICANN registered domain registrars in order to continue business development . ”

Exhibit 23.1

2.   Please revise your registration statement to include a currently dated and signed consent from your auditor that refers to the audit report contained in your filing as required by Item 601 of Regulation S-K.

                    We have noted this comment and have provided a currently dated consent from our independent auditor as Exhibit 23.1

Yours Truly,

/s/ Ljubisa Vujovic

Ljubisa Vujovic, President, CEO

Toron Inc.